Exhibit 99.1

Press Release

CENTOGENE Appoints Ian Rentsch as Chief Commercial Officer and General Manager - Pharma

CAMBRIDGE, Mass., ROSTOCK, Germany and BERLIN, March 9, 2023 (GLOBE NEWSWIRE) -- Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced the appointment of Ian Rentsch as Chief Commercial Officer and General Manager - Pharma, who will join the Company on March 15, 2023.

Mr. Rentsch is a globally experienced industry leader with over 25 years of experience in the pharmaceutical and life sciences sector. He has worked with leading organizations across the globe including IQVIA, Clinerion, AETION, VARA AI, and TriNet X – developing a comprehensive understanding of clinical development and real-world evidence generation. With a strong background in business administration, human resources, finance, and legal affairs, he has led global teams, exceeded significant growth targets, and conducted operations in over 20 countries worldwide.

“We are thrilled to welcome Ian as our new Chief Commercial Officer and General Manager - Pharma. With his extensive experience and impressive track record in the industry, we are confident that Ian will play a critical role in continuing to foster CENTOGENE’s growth and success,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “Ian’s strategic thinking, business acumen, and global perspective will be invaluable in driving value creation as we continue to pursue our mission of delivering life-changing answers to rare and neurodegenerative disease patients around the world.”

“I am excited to be joining CENTOGENE as the leading data- and technology-driven company specialized in rare and neurodegenerative diseases. It is an exciting time to be joining the Company, and I look forward to leveraging the full capabilities of the highly diverse CENTOGENE Biodatabank and extensive physician network to provide real-world, evidence-driven solutions to pharmaceutical partners. Through strategic partnerships and long-term collaborations, our aim will be to bring life-changing treatments to patients around the world and create value for all stakeholders, including patients, physicians, pharma partners, and investors,” said Ian Rentsch.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodatabank Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com